[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

June 23, 2016

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addition of Class R6 Shares

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on June 22, 2016, regarding the registration statements filed on Form N-1A with the Securities and Exchange Commission (the “Commission”) on April 29, 2016, and the response letter filed with the Commission on June 20, 2016, for the below listed registrants with respect to the listed series of the registrants (collectively, the “Funds,” and individually, a “Fund”):

•	Nuveen Investment Funds, Inc.:

•	Nuveen Global Infrastructure Fund

•	Nuveen Real Asset Income Fund

•	Nuveen Small Cap Growth Opportunities Fund

•	Nuveen Small Cap Value Fund

•	Nuveen Investment Trust:

•	Nuveen NWQ Small/Mid-Cap Value Fund

•	Nuveen Concentrated Core Fund

•	Nuveen Large Cap Core Fund

•	Nuveen Large Cap Growth Fund

•	Nuveen Large Cap Value Fund

•	Nuveen Investment Trust II:

•	Nuveen Symphony Low Volatility Equity Fund

•	Nuveen International Growth Fund

•	Nuveen Investment Trust III:

•	Nuveen Symphony High Yield Bond Fund

•	Nuveen Investment Trust V:

•	Nuveen NWQ Flexible Income Fund

•	Nuveen Preferred Securities Fund

•	Nuveen Municipal Trust:

•	Nuveen All-American Municipal Bond Fund

•	Nuveen High Yield Municipal Bond Fund

COMMENTS FOR ALL FUNDS

PROSPECTUS

COMMENT 1 — MORE ABOUT OUR INVESTMENT STRATEGIES

Please confirm supplementally that the Funds will treat instruments that rely on Sections 3(c)(7) or 3(c)(1) of the Investment Company Act of 1940 or that are investment pools that are excluded from the definition of investment company and are privately offered (for example, private oil and gas funds) as illiquid securities.

RESPONSE TO COMMENT 1

The Funds and the board of directors/trustees for the Funds have adopted comprehensive policies and procedures for determining whether a security is liquid. While instruments that rely on Sections 3(c)(7) or 3(c)(1) of the Investment Company Act of 1940 or that are privately offered investment pools that are excluded from the definition of an investment company are often deemed to be illiquid securities, in certain circumstances, such instruments may be deemed to be liquid securities. In particular, such instruments may be classified as liquid securities if they have redemption rights allowing a Fund to redeem such securities within seven days at approximately the price at which they are valued. Consequently, the Funds are not able to represent that all such investments will be classified as illiquid securities but will evaluate each asset pursuant to the Funds’ liquidity policies and procedures.

COMMENTS FOR NUVEEN REAL ASSET INCOME FUND

PROSPECTUS

COMMENT 2

Please disclose the Fund’s concentration policy in the statutory prospectus.

RESPONSE TO COMMENT 2

The requested disclosure will be included in the Rule 485(b) filing.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren